UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000

Australia

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-251052), of Opthea Limited (“Opthea”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release dated October 29, 2025

On October 29, 2025, Opthea Limited issued a press release announcing its intention to voluntarily delist its American Depositary Shares from The Nasdaq Global Select Market.

The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Opthea Press Release dated October 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

OPTHEA LIMITED
(Registrant)

By:	/s/ Jeremy Levin
Name:	Jeremy Levin
Title:	Chief Executive Officer

Date: October 30, 2025